

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 8, 2006

Via U.S. Mail and Fax (504) 729-1436
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      RE: **Stewart Enterprises, Inc.**
                Form 10-Q for the quarter ended January 31, 2006
                Filed March 13, 2006
                File No. 1-15449

Dear Mr. Kitchen:

      We have reviewed your supplemental response letter dated July 5, 2006 and have the following comments. As noted in our comment letter dated May 9, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. Your response appears to focus on preneed funeral receivables and trust investments and the related non-controlling interest in the trust. Please confirm that the treatment would be the same for preneed cemetery receivables and trust investments and the related non-controlling interest in those trusts, and that you would be prepared to provide additional disclosures in future filings which would be similar to those outlined in your response for preneed funeral receivables and trust investments.

2. Additionally, our understanding is that the cemetery perpetual care trust investments are different from the preneed funeral and cemetery receivables and trust investments, in that there are more frequent withdrawals from the cemetery perpetual care trust investments to defray cemetery maintenance costs. It is unclear where you have historically classified the cash flows related to the cemetery perpetual care trust investments and the related non-controlling interest in perpetual care trust. Please provide us with additional information to help us better understand your historical presentation. To the extent that you believe more information with respect to cash flows related to movements in the cemetery perpetual care trusts should be presented, specifically the presentation of this

information on a gross, or disaggregated basis, please provide us with your proposed changes to your disclosures.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director